Exhibit 7.1

Computation of ratio of earnings to fixed charges (1)

	Year ended December 31,
	2016	2015	2014	2013	2012	2011
(In NOK thousands except for ratio)
FIXED CHARGES
Interests and commissions on debt and capital contribution securities	1,008,161	1,391,932	1,784,789	2,394,050	3,357,380	4,021,021
Other Interest and borrowing expenses	11,955	12,285	17,460	12,104	122,449	63,348
Estimate of the interest within rental expense
Total fixed charges, as defined	1,020,116	1,404,217	1,802,249	2,406,154	3,479,829	4,084,369
EARNINGS:
Profit/(loss) for the period from continuing operations	(330,418)	(376,040)	(4,273,529)	(4,850,159)	(17,717,401)	30,038,566
Taxes	(178,284)	(171,484)	(1,505,808)	(1,995,208)	(6,903,509)	11,682,272
Fixed Charges, as defined	1,020,116	1,404,217	1,802,249	2,406,154	3,479,829	4,084,369
Total Earnings, as defined	511,415	856,693	(3,977,088)	(4,439,213)	(21,141,081)	45,805,207
RATIO OF EARNINGS TO FIXED CHARGES (2)(3)	0.50	0.61	(2.21)	(1.84)	(6.08)	11.21
The amount of coverage deficiency (NOK)	(508,702)	(547,524)	(5,779,337)	(6,845,367)	(24,620,910)
The amount of coverage deficiency (USD)	(59,078)	(61,838)	(777,503)	(1,125,198)	(4,423,130)

1) The ratio computation reflects for all periods presented the effect of the discontinued operations resulting from the sale of Kommunekreditt completed on June 24, 2009.

2) For purposes of calculating the ratio of earnings to fixed charges, earnings include profit/(loss) for the year from continuing operations plus income taxes and fixed charges. Fixed charges represent interest and commissions on debt and capital contribution securities, other interest and borrowing expenses and estimates of the interest within rental expenses.

3) The ratio of earnings to fixed charges in the year ended December 31, 2012 had a deficit due to negative earnings of NOK 24,695 million (USD 4,430 million). The negative earnings in the year ended December 31, 2012 were driven by unrealized losses on the fair value of our own debt.